SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)(1)

                              ALLTRISTA CORPORATION
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                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                    020040101
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 16, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


--------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 020040101                      13D          Page 2 of 6 Pages
-------------------------------                       --------------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     STEEL PARTNERS II, L.P.
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     WC
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           587,300
  OWNED BY
    EACH
 REPORTING
PERSON WITH      ---------------------------------------------------------------
                    8         SHARED VOTING POWER

                                       -0-
                 ---------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       587,300
                 ---------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     587,300
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.3%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
CUSIP No. 020040101                      13D          Page 3 of 6 Pages
-------------------------------                       --------------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           587,300
  OWNED BY
    EACH
 REPORTING
PERSON WITH     ----------------------------------------------------------------
                    8         SHARED VOTING POWER

                                       -0-
                ----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       587,300
                ----------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     587,300
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.3%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
CUSIP No. 020040101                      13D          Page 4 of 6 Pages
-------------------------------                       --------------------------


         The following  constitutes  Amendment No. 1 ("Amendment  No. 1") to the
Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth.

   Item 3 is amended to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  The aggregate purchase price of the 587,300 Shares of Common Stock owned by Steel Partners II is $7,822,332. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

   The second paragraph of Item 5(a) is amended to read as follows:

                  As of the close of business on January 16, 2001, Steel Partners II beneficially owned 587,300 Shares of Common Stock constituting approximately 9.3% of the Shares outstanding. Mr. Lichtenstein beneficially owned 587,300 Shares, representing approximately 9.3% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 587,300 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

   Item 5(c) is amended to add the following:

                  (c) Steel Partners II engaged in the following transactions in the Shares since the initial filing of the Schedule 13D:

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CUSIP No. 020040101                      13D          Page 5 of 6 Pages
-------------------------------                       --------------------------

                               Shares of Common
Date of Purchase                Stock Purchased              Price Per Share($)
----------------                ---------------              ------------------
    12/26/00                           200                       13.01000
    12/27/00                         4,000                       13.39840
    12/29/00                         8,900                       13.55140
    01/04/01                        12,400                       13.50160
    01/08/01                         2,000                       13.55000
    01/16/01                       102,000                       13.98360

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CUSIP No. 020040101                      13D          Page 6 of 6 Pages
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                                   SIGNATURES
                                   ----------


                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    January 16, 2001                  STEEL PARTNERS II, L.P.

                                             By:  Steel Partners, L.L.C.
                                                  General Partner

                                             By:  /s/ Warren G. Lichtenstein
                                                 -------------------------------
                                                 Warren G. Lichtenstein
                                                 Chief Executive Officer

                                             /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             WARREN G. LICHTENSTEIN